April 4, 2007

Yolanda Crittendon

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C.  20549

Re:                             ARTISTdirect, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Forms 10-QSB for Quarters Ended March 31, 2006 and June 30, 2006
File No. 000-30063

Dear Ms. Crittendon:

This letter sets forth the response of ARTISTdirect, Inc. (the “Company”) to the comments contained in your letter dated November 30, 2006 relating to the Company’s Form 10-KSB/A for the fiscal year ended December 31, 2005 and the Company’s Form 10-QSB for the quarters ended March 31, 2006 and June 30, 2006 as filed by the Company with the Securities and Exchange Commission (the “SEC”).

For ease of reference, the comments of the staff have been reproduced below in italics, and the Company’s response to each such comment has been set forth immediately thereafter.

Form 10-KSB/A

Financial Statements and Notes

Note 9 — Acquisition of MediaDefender, Inc., pages 75-81

1.                                       We have read and reviewed your responses to comments two and three.  We note that the issuance of the shares pursuant to the reset provision is solely within the company’s control; and for this reason, you believe that the subordinated convertible notes are convertible into a “fixed number of shares” and should be considered as conventional convertible debt.  Instruments that include a provision (even if remote), other than anti-dilutive provisions as described in SFAS 123(R), wherein the number of shares are not fixed, the instrument would not be considered conventional convertible [debt].  Given that your debt instrument has a feature wherein the conversion price is reduced if you issue shares at a price less than a price equal to $2.25, it appears that this note does not meet the definition of conventional convertible debt in accordance with paragraph 4 of the EITF Issue 00-19 or in EITF 05-2.  As a result, you are required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19.  In this regard, we note that your registration rights agreements covering the shares underlying the convertible notes require you to file and maintain a continuously effective registration statement.  It would appear that these provisions would result in liability classification under EITF 00-19 and similarly for the notes issued to Broadband Capital Management.

Response to Comment 1:

In response to the issues raised by the Staff (as discussed below), the Company will be filing restatements of the financial statements contained in its periodic reports for the reporting periods noted below.  The Company will include in such restatements the fair value of the embedded derivative liability, bifurcated from the debt host (including, to the extent material, amounts attributable to the debt conversion feature, the reset feature, and the obligation to maintain a continuously effective registration statement, among others), and adjusted to reflect the change in fair value during each quarter, as determined by an independent valuation firm.  The independent valuation firm was engaged to perform a valuation analysis to determine the fair value of the compound embedded derivative associated with the debt host.  A binomial lattice option pricing model was utilized to determine the fair value of the embedded derivative liability at the end of each such reporting period.  The footnote disclosure in the restated filings will include the assumptions used in the calculations.

Form 10-QSB/A for the quarterly period ended September 30, 2005

Form 10-KSB/A for the fiscal year ended December 31, 2005

Form 10-QSB for the quarterly period ended March 31, 2006

Form 10-QSB/A for the quarterly period ended June 30, 2006

Form 10-QSB for the quarterly period ended September 30, 2006

The Company, with the assistance of its independent registered public accounting firm and independent consultants retained to analyze the accounting treatment with respect to the Company’s subordinated convertible notes, including the notes issued to Broadband Capital Management (collectively, the “Notes”), and based on conversations with the Office of Chief Accountant of the SEC, has determined that the Notes do not meet the definition of conventional convertible debt.  Accordingly, in accordance with the provisions of EITF 00-19, certain embedded features are required to be accounted for as derivative instruments.  As a result of the price resets and other provisions regarding the issuance of shares that are provided for in the Notes, the Company is unable to determine that it has a sufficient number of authorized and unissued shares to control settlement under the Notes by delivering such shares.  These provisions are not in accordance with Paragraph 19 of EITF 00-19, and liability classification for the embedded derivatives is therefore required.  Additionally, the Company has determined that the registration rights agreements covering the shares underlying the Notes, which require the Company to maintain an effective registration statement, include a registration penalty provision that could require net-cash settlement under certain circumstances, which is not in accordance with Paragraph 25 of EITF 00-19, and liability classification under EITF 00-19 is therefore required.  The Company is therefore revising its accounting as described above.

2.                                       We also note that you concluded in the event that the debt conversion feature is deemed to be an embedded derivative that the value of such feature would not be material.  To the extent that you determined that the debt conversion feature should be separated from its host and accounted for at a fair value, please provide us, in summary, the assumptions that were used in determining the value of the debt conversion feature.  In addition, it is not clear from your response how you will address these embedded derivatives in your periodic reports going forward.  In this regard, advise us how you concluded qualitatively the appropriateness of not giving accounting treatment to these embedded derivatives.

Response to Comment 2:

As noted in our response to Comment 1 above, the Company, with the assistance of its independent registered public accounting firm and independent consultants retained to analyze the accounting treatment with respect to the Company’s Notes, has now determined that the fair value of the embedded derivative liability is material and should be bifurcated from the debt host (including, to the extent material, amounts attributable to the debt conversion feature, the reset feature, and the obligation to maintain a continuously effective registration statement, among others), and adjusted to reflect the change in fair value during each quarter, as determined by an independent valuation firm.  The independent valuation firm was engaged to perform a valuation analysis to determine the fair value of the compound embedded derivative associated with the Notes.  A binomial lattice option pricing model was utilized to determine the fair value of the embedded derivative liability at the end of each such reporting period.  The footnote disclosure in the restated filings will include the assumptions used in the calculations.

For periods subsequent to September 30, 2006, the Company will continue to consult with its independent consultants and valuation firm in order to continue to evaluate the accounting and disclosure requirements with respect to the embedded derivative liability in the Company’s financial statements going forward.

3.                                       We have considered your response to comment 4 and note that your valuation specialist did not believe that a recalculation of the value for the warrants was necessary at year-end, however that does not appear to comply with the provisions of EITF 00-19 which would require you to assess fair value of your warrant liability each reporting period with changes in fair value reported in earnings.  For this purpose, it does not appear that an entity-wide valuation would satisfy these requirements as it did not consider all substantive characteristics of equity instrument for a publicly traded company, specifically the change in price of the underlying shares.  Please revise to determine the fair value of warrant liability for each reporting period using a methodology consistent with the provisions of SFAS 123.

Response to Comment 3:

As noted in our response to Comment 1 above, the Company will be filing restatements to its financial statements for the reporting periods noted above.  As requested by the staff of the SEC, the Company will include in such restatements the fair value of the Company’s warrant liability at the end of each respective reporting period, adjusted to reflect the change in fair value during each such period.  The Company is utilizing the Black-Scholes option-pricing model to determine the fair value of the warrants at the end of each such reporting period.  The footnote disclosure in the restated filings will include the assumptions used in the calculations.

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If you have any questions on the foregoing, please do not hesitate to contact David I. Sunkin, Esq. of Sheppard, Mullin, Richter & Hampton LLP at 213-617-4252.

Sincerely,

/s/ Robert N. Weingarten

Robert N. Weingarten

Chief Financial Officer
ARTISTdirect, Inc.